Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Announces Retirements of Chief Risk Officer and Group Head, Asset Management; Announces Senior Executive Appointments

TORONTO, October 10, 2018 – BMO Financial Group (TSX:BMO) (NYSE:BMO) today announced that Surjit Rajpal, Chief Risk Officer, has chosen to retire at the end of January 2019. Further, Gilles Ouellette, Group Head, BMO Asset Management and Vice-Chair, International has chosen to retire in 2019.

“Surjit has brought his sharp business acumen and high standard of excellence to everything he has done for this organization. He is an accomplished and deeply perceptive manager of risk and exceptional all-round banker,” said Darryl White, Chief Executive Officer, BMO Financial Group. “Surjit was a driving force and powerful advocate for the evolution of our risk culture and steered the bank through the aftermath of the global financial crisis confidently.”

Mr. Rajpal joined the bank in 1982. After a series of increasingly important positions across a number of businesses, he was appointed Chief Risk Officer in 2011. Mr. Rajpal will assume an advisory role on November 1 to assist with the transition.

“Gilles has always championed long term growth, while building our reputation for excellence, customer centricity and innovation. His leadership of BMO’s presence in China and the acquisition of F&C Asset Management speak to his passion for capturing emergent opportunities,” said Mr. White.

Gilles joined Burns Fry Ltd. in 1979; when Burns Fry merged with BMO’s Nesbitt Thomson, forming BMO Nesbitt Burns, he was appointed to lead the Private Client Division. In 2001, he was named Group Head, Wealth Management.

Pat Cronin, currently Group Head, BMO Capital Markets, is appointed Chief Risk Officer, BMO Financial Group, effective November 1, 2018.

Mr. Cronin joined BMO in 1993. Since that time, he’s held important leadership roles; he has been an active member of the bank’s Enterprise Risk Management Committee since 2014, Operating Committee since 2015, and Executive Committee since 2016.

“Pat is an exceptional business leader, experienced, astute, thorough, and deeply qualified for this assignment,” said Mr. White. “He brings a balanced risk view and knowledge of markets, complemented by a clear customer focus. Pat and the Risk team are very well positioned to help us be leaders in taking and managing prudent risk.”

Joanna Rotenberg, Group Head, BMO Wealth Management, will assume an expanded mandate, leading Global Asset Management in addition to her current responsibilities, in 2019.

“Joanna has consistently delivered for BMO,” stated Mr. White. “She is a bold, strategic thinker with a track record of high performance. She has made a significant impact on the bank and its Executive Committee since she joined BMO in 2010.”

Previously, Joanna was a highly regarded Partner at McKinsey & Company in Toronto, where she focused on the firm’s financial services practice, spanning wealth and asset management, banking and insurance.

Dan Barclay is appointed Group Head, BMO Capital Markets effective November 1, 2018. He joined BMO in 2003, became Head of Investment & Corporate Banking Canada in 2014 and was appointed Co-Head, Global Investment & Corporate Banking last year.

“BMO Capital Markets’ financial strength, cross-border capabilities and broad service offering provide distinct advantages. Dan is the right leader to steer this important business toward the future,” noted Mr. White. “We look forward to welcoming Dan to our Executive Committee.”

Peter Myers will become Head, Global Investment & Corporate Banking, BMO Capital Markets.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $765 billion as of July 31, 2018, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Media Contact:

Paul Gammal, Toronto – paul.gammal@bmo.com | 416-867-3996